FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

RECEIVED
2009 MAR 25 A 6: 3

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

SUPPL

09045637

March 17, 2009

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Major Cobalt Producer, Xstrata plc, Appeals Idaho Cobalt Project record of Decision". It was officially released on March 17, 2009.

Thanks and best regards,

Leianne Emery
Corporate Development

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dw 3/26

Formation

Formation Capital Corporation
Suite 1730– 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: formcap.com

Major Cobalt Producer, Xstrata plc, Appeals Idaho Cobalt Project Record of Decision

Vancouver, B.C., March 17, 2009 - Formation Capital Corporation ("Formation", FCO-TSX,) announces that its wholly owned subsidiary, Formation Capital Corporation, U.S. (the "Company") has received from the United States Department of Agriculture, US Forest Service, an appeal filed by Swiss based Xstrata plc (Xstrata) through its 100% owned subsidiaries Noranda Mining Inc., Noranda Exploration Inc., and the Blackbird Mining Co. Ltd. Partnership, in relation to the January 2009 Record of Decision (ROD) for the Company's 100% owned Idaho Cobalt Project (ICP) located in Lemhi County.

Xstrata, the sole appellant opposing the project, is a major exporter of cobalt to the United States. According to information collected by the European Commission in 2006, Xstrata controls approximately 85% of the world's high purity cobalt market. As the ICP is expected to produce high purity cobalt, their actions appear to indicate they believe the ICP is in direct competition with Xstrata. All attempts to contact Xstrata executives have been unsuccessful to date. Glencore International AG, who controls Xstrata, is reported to control over 40% of the entire global cobalt market.

Xstrata owns the old Blackbird Mine site which has been impacted from past mining practices and is undergoing restoration. The Blackbird Mine is adjacent to the ICP. Xstrata is the minority stakeholder of the restoration liability for the Blackbird Mine site. The majority stakeholder of the restoration liability for the Blackbird Mine site did not appeal the ROD. Xstrata's appeal, as in their previous appeal, states, among other things, that if the ICP is approved, Xstrata should be relieved of their environmental obligations to meet water quality standards in certain creeks emanating from their site.

"Most of the issues raised by Xstrata seek to address the adequacy of the Final Environmental Impact Statement which has already been upheld" said Preston Rufe, Environmental Manager for the ICP. He continued, "We believe the Forest Service, having already seen Xstrata's appeal last fall, will move quickly to uphold and implement the ROD". Bill Scales, President of Formation Capital Corporation, U.S. further commented "We don't believe there were any new issues raised that would affect the positive decision made by the Forest Service."

The Idaho Conservation League, Boulder White Clouds Council, Earthworks, and Western Mining Action Project (collectively, "NGOs") had originally commented unfavorably upon the ICP's Draft Environmental Impact Statement; however, none of the NGOs challenged the ICP ROD. Similarly, the Shoshone-Bannock Tribes and the Nez Perce Tribe have been actively engaged with the ICP, but neither Tribe chose to challenge the ICP ROD.

Thus, to summarize, the Federal permitting agencies most responsible for protecting the environment at both the old Blackbird Mine and at the ICP have approved the ICP ROD's environmental protection measures. The relevant NGOs and Tribes have chosen not to challenge the ICP ROD. Finally, the majority stakeholder in the environmental liability associated with the Blackbird Mine cleanup has chosen not to challenge the ICP ROD.

Former Idaho Governor Cecil Andrus, a long time and well-known friend of Idaho's environment, has stated that, "By looking at the entirety of the circumstances, and given Xstrata's percentage control of the high purity cobalt market, it does not take much imagination to understand why Xstrata is seeking to prevent the ICP from entering production, particularly when you consider that the persons and groups who would normally feel compelled to oppose any irresponsible mining project have chosen not to appeal the ICP ROD." Governor Andrus has been on the Board of Directors of Formation since 2007.

A second appeal from an individual, in favor of the ICP, but in disagreement with certain specifics of the Forest Service's ROD not related to the Company's Mine Plan of Operation, was also received by the Forest Service.

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for coal and gas to liquid technology, and batteries used in hybrid and electric cars. At present, the US is essentially 100% dependent on foreign sources for cobalt.

(cont...)

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com